

Mail Stop 4628

August 22, 2017

Via Email
Robert L. Stillwell, Jr.
Senior Vice President and Chief Financial Officer
Amplify Energy Corp.
500 Dallas Street, Suite 1600
Houston, TX 77002

> **Re:** **Amplify Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **Response dated August 9, 2017**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 1-35364**

Dear Mr. Stillwell:

We have reviewed your August 9, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2017 letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 35

Factors Affecting the Comparability of the Results, page 35

1.   We note you provide tables on pages 36 and 37 in which you combine successor and predecessor periods into a combined three and six month period ended June 30, 2017.

Robert L. Stillwell, Jr.
Amplify Energy Corp.
August 22, 2017
Page 2

Your discussion that follows is based on a comparison of these combined periods with three and six month predecessor periods ended June 30, 2016. Please be advised that it is not appropriate to combine the results for purposes of MD&A discussion or otherwise as the financial statements have not been prepared on a consistent basis and therefore are not comparable. Revise to include a discussion and analysis of the historical results of each statement of operations period presented pursuant to Item 303 of Regulation S-K.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources